CERTIFICATE OF QUALIFIED PERSON

Peter Hayward

Sedgman Ltd
Suite 3, 3 Craig St
Burswood, WA 6100
PO Box 39, Burswood WA 6100
T: +61 8 62550000
F: +61 8 62550099
Email: peter.hayward@sedgman.com

I, Peter Hayward, do hereby certify that I am currently employed as Senior Process Engineer by Sedgman Ltd, Perth Western Australia and:

1. I graduated with a Diploma of Metallurgy from Ballarat Institute of Advanced Education in 1972. I have worked as a Metallurgist/Process Engineer for 38 years since graduation.

2. I am a Fellow of the Australian Institute of Mining and Metallurgy.

3. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101. I am independent of Cerro Resources NL. and all their subsidiaries as defined in Section 1.4 of NI 43-101 and in Section 3.5 of the Companion Policy to NI 43-101.

4. I am responsible for the preparation of sections 13, 17, 21.3, 21.4 and 26.5 with reference to the heap leaching processing facility of this report titled **"Technical Report - First Stage Heap Leach Feasibility Study, Cerro del Gallo Project, Guanajuato, Mexico"** and dated June 29th, 2012 (the "Technical Report") relating to the Cerro del Gallo property.

5. I have had no previous involvement with Cerro Resources NL. on the property that is the subject of this Technical Report.

6. To the best of my knowledge, information and belief, those sections for which I am responsible contain all the scientific and technical information that is required to be disclosed to make this technical report not misleading.

7. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 29th day of June 2012.

Signed:
Peter Hayward